

July 18, 2007

<u>**Via Facsimile ((212) 214-0686) and U.S. Mail**</u>

David C. Fischer, Esq.
Loeb & Loeb LLP
345 Park Avenue
New York, NY 10154

> **Re: AVP, Inc.**
> **Amended Schedule 13E-3**
> **File No. 005-79737**
> **Filed July 5, 2007**
>
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed July 5, 2007**
> **File No. 000-26454**

Dear Mr. Fischer:

　　We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Amended Schedule 13E-3</u>

1.　　We note your response to comment 1, in which you state that Mr. Binkow *has not decided* whether he will roll over his equity position. Please tell us how Mr. Binkow could rollover his shares. Unlike Mr. Armato, it does not appear that Mr. Binkow has entered into a subscription and contribution agreement for his AVP shares. If, however, Mr. Binkow has entered into a similar agreement, whether written or oral, please describe it in an appropriate location of the proxy statement and include Mr. Binkow as a filing person in the Schedule 13E-3, whether he has made a decision regarding his rollover or not.

Revised Proxy Statement

Cover Letter

2.   We note your response to comment 6 and we reissue it. Note that Item 1014(a) of
        Regulation M-A requires each filing person to make a determination as to unaffiliated
        security holders separately, not as part of all security holders. The latter group includes
        affiliated security holders who have different interests in the transaction than the
        unaffiliated security holders. Also, please clarify throughout the proxy statement that the
        fairness determination was made as to both substantive and procedural fairness.

Special Factors

Background of the Merger, page 15

3.   We note the revisions made in response to comment 8 in this section. Please revise your
        disclosure to provide more complete disclosure of Jefferies' activities in connection with
        the "go shop/no shop" provision. For example, did any of the parties contacted express
        any indication of interest, even if it was not documented in an acquisition proposal? If
        so, disclose the reasons those indications of interest failed to result in a formal proposal.
        What type of bidder was contacted? When did Jefferies report to the special committee
        the results of its search?

4.   We reissue comment 14. Disclose the following, for example: when did Mr. Armato's
        legal advisors negotiate the voting agreement? What consideration was offered in the
        draft agreement received from the Shamrock entities on January 10, 2007? When did Mr.
        Painter speak with Mr. LaSalle and Mr. Armato? When did he report his
        communications to the remaining members of the special committee? Who determined
        to make a counteroffer to Shamrock at $1.30 per share of common stock? When and how
        was this proposed price determined? Why was the initial structure proposed (tender offer
        followed by a merger) disregarded? What discussion, if any, was held regarding the
        reduction in the length of the go-shop period proposed by the Shamrock entities?

5.   Please disclose the lack of negotiations regarding the preferred stock.

6.   Please explain the term "fiduciary out" as used in the description of the voting agreement
        between Mr. Armato and the Shamrock entities.

7.   We note your response to comment 15. While your disclosure states that the special
        committee was the only entity to negotiate with Shamrock, it appears that Mr. Painter
        was the only person negotiating with Shamrock. If this is correct, please clarify the
        description of the committee's duties accordingly.

Recommendations of the Special Committee and Our Board of Directors, page 16

8.   Please revise this section's heading, and others as necessary, to indicate that the section contains disclosure required of Mr. Armato as a filing person.

Reasons for the Special Committee's Determination, page 16

9.   Please clarify the meaning of the revision made in response to comment 22. Also, please ensure that your revised disclosure does not address the previous comment "generally."

Opinion of Jefferies & Company, Inc., page 19

10.   We note your response to comment 35. Please describe how the incentive fee would be calculated.

Position of Shamrock, Holdings, and Acquisition as to Fairness, page 27

11.   Revise your disclosure to disclose whether these filing persons made a determination of both substantive and procedural fairness. See Item 1014 of Regulation M-A.

12.   Expand the disclosure in the first bullet point. For example, what is AVP's going concern value and how did these filing persons measure it and determined that the consideration being paid was favorable? What about AVP's historical share prices allowed these filing persons to count this as a factor supporting their fairness determination?

Financing of the Merger, page 31

13.   We note the revisions made in response to comment 3. Please revise your disclosure to "reasonably itemize" your expenses. Provide a breakdown, for example, between legal fees and financial advice fees. Also, fill in the apparent blanks in this section.

Closing Comments

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please direct any questions relating to the going private transaction filings to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions